July 18, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Susan Block, Attorney Advisor

Re:	Scorpio Tankers Inc.
Registration Statement on Form F-4
Filed June 2, 2017
File No. 333-218478

Dear Ms. Block:

This letter sets forth the response of Scorpio Tankers Inc. (the “Company” or “Scorpio Tankers”) to the comment letter dated June 29, 2017 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-4 (the “Registration Statement”) filed on June 2, 2017 via EDGAR. The Company has today filed via EDGAR this letter together with its amended registration statement on Form F-4 (the “First Amended Registration Statement”), which respond to the Staff’s comments contained in the Comment Letter.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the First Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

General

1.	Please provide us with copies of the board books and any other materials provided to the board and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisor.

In response to the Staff’s comment, the Company will provide to the Staff, under separate cover on a confidential and supplemental basis pursuant to Rule 418 (“Rule 418”) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 (“Rule 12b-4” and together with Rule 418, the “Rules”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) hard copies of the materials provided to the board of directors and management of the Company in connection with the proposed transaction. In accordance with such Rules, such materials will be provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. A request for confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83 has also been made by Seward & Kissel LLP on behalf of the Company.

Securities and Exchange Commission

July 18, 2017

The Company supplementally advises the Staff that a copy of each presentation provided by Perella Weinberg Partners LP (“PWP”), its financial advisor, to the board and management of the Company in connection with the proposed transaction will be provided directly to the Staff by Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), as counsel to PWP, on a confidential and supplemental basis pursuant to the Rules. In accordance with such Rules, such presentations will be provided together with a request that such presentations be returned promptly following completion of the Staff’s review thereof. Such presentations are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. A request for confidential treatment of such presentations pursuant to the provisions of 17 C.F.R. §200.83 has also been made by Paul Weiss on behalf of PWP.

The Company further supplementally advises the Staff that a copy of each presentation provided by PJT Partners LP (“PJT Partners”), the financial advisor to NPTI, to the board and management of NPTI in connection with the proposed transaction will be provided directly to the Staff by Covington & Burling LLP (“Covington”), as counsel to PJT Partners, on a confidential and supplemental basis pursuant to the Rules. In accordance with such Rules, such presentations will be provided together with a request that such presentations be returned promptly following completion of the Staff’s review thereof. Such presentations are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. A request for confidential treatment of such presentations pursuant to the provisions of 17 C.F.R. § 200.83 has also been made by Covington on behalf of PJT Partners.

The Company respectfully advises the Staff that the Company and NPTI are not aware of the existence of other materials that are responsive to the Staff’s request.

2.	It does not appear that Scorpio is obtaining shareholder approval related to the shares to be issued in connection with the merger. Please explain why that is not necessary.

The Company advises the Staff that it has not received, and does not intend to seek, shareholder approval of the common shares to be issued in connection with the Merger. The Company has sufficient authorized and unissued common shares available to issue to the shareholders of Navig8 pursuant to the Merger Agreement (the “Share Consideration”) without amending its Articles of Incorporation to authorize additional shares. Further, the Company is organized under the laws of the Marshall Islands and is a “foreign private issuer” as such term is defined under Rule 405 under the Securities Act. Under applicable Marshall Islands law and NYSE rules, including those applicable to foreign private issuers, the Company is not required to hold a shareholder vote to approve the issuance of the Share Consideration. Accordingly, it is the Company’s view that shareholder approval for this transaction is not necessary.

Questions and Answers About the Merger and the Special Meeting, page ii

3.	Please also include a question and answer addressing the equity stake Navig8 shareholders are anticipated to have in Scorpio following the merger. Please also disclose this in an appropriate place in the Summary, at page 1.

Securities and Exchange Commission

July 18, 2017

In response to the Staff’s comment, the Company has included a question and answer under the heading “Questions and Answers About the Merger and the Special Meeting” in the First Amended Registration Statement to address the equity stake that shareholders of Navig8 are anticipated to hold in the Company following the Merger. The Company has also included this information in the section entitled “Summary.”

4.	Please also clarify in the Questions and Answers section if shareholders are voting on the NPTI Vessel Acquisition as part of the transactions contemplated by the Merger Agreement.

The Company advises the Staff that the NPTI Vessel Acquisition closed on June 14, 2017, and such transaction was not conditioned on the affirmative vote of the shareholders of Navig8. The Company has revised the referenced section and has made corresponding changes throughout the First Amended Registration Statement to include this information.

What will I receive for my Navig8 common shares if the Merger is completed, page ii

5.	We note your disclosure on page ii that “it is estimated that [Navig8 shareholders] will receive approximately 1.176 Scorpio common shares for each Navig8 common share.” Please revise to briefly summarize here the factors that may affect the exchange ratio.

In response to the Staff’s comment, the Company has, within the referenced section and elsewhere throughout the First Amended Registration Statement, briefly summarized the factors that may require an adjustment to the exchange ratio.

How will holders of Navig8 common shares receive the merger consideration, page vi

6.	Please clarify if there is any difference between “a shareholder of record” and a “registered shareholder” as used in this question and answer and the one below.

The Company advises the Staff that there is no difference between “a shareholder of record” and “registered shareholder” and has in the First Amended Registration Statement replaced the term “registered shareholder” with “shareholder of record.”

Summary, page 1

No Solicitation by NPTI of Alternative Proposals; Withdrawal of Board Recommendation, page 8

7.	Please clarify what you mean on pages 9 and 10 where you state that “with 50% being substituted for reference to 15% in the definition thereof for the purposes of this provision.”

In response to the Staff’s comment, the Company has revised the referenced disclosure to clarify that, in accordance with the provisions of the Merger Agreement, when used in this particular context, the definition of the term “Acquisition Proposal” as set forth in the Merger Agreement shall be modified such that all references to 15% within the definition of “Acquisition Proposal” shall be replaced with 50%.

Securities and Exchange Commission

July 18, 2017

8.	Please clarify whether Section (iii) in the last paragraph on page 10 refers to an acquisition proposal received prior to the termination of the merger agreement with Scorpio or any acquisition proposal received prior to the first anniversary of the date of a termination with Scorpio.

In response to the Staff’s comment, the Company has clarified the referenced disclosure to state as follows: “(iii) prior to the first anniversary of the date of termination of the Merger Agreement, Navig8 enters into a definitive agreement with respect to any Acquisition Proposal (regardless of when received) or any Acquisition Proposal (regardless of when received) shall have been consummated.”

Risk Factors, page 25

The market price for Navig8 common shares may be affected by factors different, page 25

9.	Please revise to include examples of the risks addressed in this risk factor and identify where investors can find a more detailed discussion of the risks that relate to Scorpio Tankers.

In response to the Staff’s comment, the Company has revised the referenced risk factor to include examples of the risks related to the Company’s common shares and to provide the location where investors can find more detailed discussion of these risks.

There is no assurance when or if the NPTI Vessel Acquisition will be completed, page 26

10.	Please revise to clarify here whether the NPTI Vessel Acquisition is conditioned upon the closing of the merger.

The Company advises the Staff that the NPTI Vessel Acquisition closed on June 14, 2017. While the NPTI Vessel Acquisition and the Merger are linked transactions, the closing of the NPTI Vessel Acquisition was not a condition to the closing of the Merger. Accordingly, the referenced risk factor has been removed from the First Amended Registration Statement.

Scorpio Tankers and NPTI will incur substantial transaction fees, page 29

11.	Please quantify the material non-recurring expenses that Scorpio and NPTI will incur in connection with the merger.

In response to the Staff’s comment, the Company has revised the referenced disclosure to include the amount of material non-recurring expenses Scorpio Tankers and NPTI (i) have incurred as of June 30, 2017 in connection with the NPTI Vessel Acquisition and the Merger, and (ii) expect to incur prior to, or upon the closing of the Merger.

Information about the Combined Company, page 34

Management of the Combined Fleet, page 38

12.	We note your disclosure on page 38 that in order to terminate the various arrangements relating to the employment of certain members of the NPTI senior management, the operation of NPTI’s vessels and certain pooling arrangements, Scorpio will make cash payments of $19.5 million and issue warrants for or pay the cash equivalent of 1.5 million shares of Scorpio common stock. Please clarify whether Scorpio determines whether to issue warrants or to pay cash and how the Scorpio shares are valued should cash instead of warrants be issued. Finally, please describe the exercise price and term of the warrants.

Securities and Exchange Commission

July 18, 2017

In connection with the termination of the applicable pooling arrangements and the early redelivery of the NPTI vessels from such pools following the closing of the NPTI Vessel Acquisition and the Merger (the date on which any NPTI vessel is redelivered, a “Redelivery Date”), the Company has agreed, among other things, to issue 1.5 million Scorpio common shares to the Navig8 Group on a pro-rata basis on each Redelivery Date.

To facilitate the issuance of Scorpio common shares that are registered under the Securities Act for resale, the Company has issued a warrant on June 9, 2017 (the “First Warrant”) to the Navig8 Group and plans to issue a second warrant to the Navig8 Group in connection with the closing of the Merger (the “Second Warrant”). The First Warrant and the Scorpio common shares issuable upon exercise of such warrant have been registered for resale on June 14, 2017. Subject to its terms and conditions, the First Warrant may be exercised on a pro-rata basis for up to an aggregate of 222,224 of Scorpio common shares at an exercise price of $0.01 per share upon the Redelivery Date of each of the four NPTI Acquisition Vessels.

The Company may at its option, and in the event that registered Scorpio common shares cannot be delivered on the applicable Redelivery Date the Company shall be required to, satisfy its obligation to deliver such registered shares, by delivering a cash payment to the Navig8 Group in immediately available funds on such Redelivery Date equal to the number of Scorpio common shares that is required to be delivered on such Redelivery Date multiplied by the average of the volume weighted average price per share of the Scorpio common shares on the NYSE for the five (5) consecutive trading days ending on and including the trading day prior to the relevant Redelivery Date.

The Second Warrant is expected to be issued on similar terms to the First Warrant at the closing of the Merger, and will be exercisable on a pro-rata basis for an aggregate of 1,277,776 of Scorpio common shares at an exercise price of $0.01 per share upon the Redelivery Date of each of the 23 remaining NPTI vessels. The Company will not issue the Second Warrant, or make any cash payment in lieu of a share issuance upon an exercise thereunder if the Merger does not close.

In response to the Staff’s comment, the Company has included this disclosure in the First Amended Registration Statement.

The Merger, page 42

ABN AMRO Credit Facility, page 43

13.	Please disclose the outstanding indebtedness related to the nine NPTI vessels with leasing arrangements with BCFL for which Scorpio Tankers has not yet received a Change of Control Consent or Technical Consent.

Securities and Exchange Commission

July 18, 2017

The Company supplementally advises the Staff that the ABN AMRO Credit Facility originally covered nine NPTI vessels, consisting of four vessels subject to the Senior Secured Citi Credit Facility (the “Citi Facility”), two vessels subject to the Senior Secured ABN Credit Facility (the “ABN Facility”) and three vessels subject to leasing arrangements with BCFL (the “BCFL Facility”). The Company has thereafter received a Change of Control Consent and Technical Consent for the NPTI vessels covered by the Citi Facility and ABN Facility. As a result, the ABN AMRO Credit Facility backstop has been voluntarily reduced to an aggregate amount equal to $92.75 million and its availability can be used to finance the three NPTI vessels that are currently financed under the BCFL Facility. The outstanding indebtedness with BCFL relating to these three vessels was $111.8 million as of June 30, 2017. The Company has revised the referenced section and has made corresponding changes throughout the First Amended Registration Statement to include this information.

Merger Consideration, page 43

14.	Please disclose the total amount of cash, including dividends that have been accrued, that Scorpio will pay, in the aggregate, to the holders of Navig8 Preference Shares.

In response to the Staff’s comment, the Company has revised the referenced section and has made corresponding changes throughout the First Amended Registration Statement to include this information.

Background of the Merger, page 45

15.	When discussing the negotiations regarding the exchange ratio, please expand to include any consideration of the historical trading price of Navig8, to the extent it was applicable to the discussion, or advise.

The Company supplementally advises the Staff that due to the limited trading volume of Navig8 common shares, the historical trading price of Navig8 common shares was not applicable to the parties’ discussion of the exchange ratio. The Company respectfully refers the Staff to its disclosure under the section of the Amended Registration Statement entitled “Comparative Per Share Market Price and Dividend Information”, which states that “[a]lthough Navig8’s common shares are listed on the Norwegian OTC under the symbol “EIGHT”, the limited volume of trading precludes an established trading market for Navig8’s common shares, and, accordingly, per share high and low sales prices for Navig8’s common shares are not available for comparable periods.”

NPTI’s Reasons for the Merger, page 58

NPTI Transaction Committee, page 58

16.	We note the value of the historical trading prices of Navig8’s common shares and Scorpio’s common shares as a listed factor that supported the merger. Please further explain how the historical trading prices were a positive factor supporting the merger.

Securities and Exchange Commission

July 18, 2017

In response to the Staff’s comment, the Company has revised the referenced disclosure to clarify how the historical trading prices of Navig8 common shares were taken into account by the Navig8 board of directors in considering the Merger.

Opinion of PJT Partners, page 62

17.	We note your disclosure on page 62 that Scorpio provided appraisals prepared by five third-parties with regard to the valuation of its fleet and that NPTI provided third-party appraisals prepared by two third-parties regarding the value of its own fleet as well as certain estimates and forecasts of revenues and expenses relating to Scorpio Tankers’ chartered-in and chartered-out vessels based upon a third-party research firm. Please provide the results of these appraisals and the disclosure required pursuant to Item 4(b) of Form F-4 and file the third-party consents. Alternatively, please tell us why you do not believe this is necessary.

The Company supplementally advises the Staff that the third-party appraisals (the “Third-Party Appraisals”) referenced by the Staff are not required to be disclosed pursuant to Item 4(b) of the Form F-4 because they are not materially related to the proposed transactions between the Company and NPTI. The Third-Party Appraisals were prepared in the ordinary course of NPTI’s and Scorpio Tankers’ operations to comply with year-end financial reporting requirements and to test the companies’ compliance with certain covenants in their respective financing arrangements. They were not prepared in connection with or in contemplation of the proposed transactions, and they do not purport to analyze the fairness of the merger consideration or provide any opinion regarding the transactions. The Third-Party Appraisals did not involve a physical inspection of the vessels or the vessels’ records. In addition, the Company respectfully advises the Staff that the fleet valuations for the Third-Party Appraisals were previously disclosed, and the Company believes that no further disclosure is required.

As discussed in more detail in the “Background of the Merger” section of the First Amended Registration Statement, the Company and NPTI agreed to use the appraised value of each company’s fleet as of December 31, 2016—that is, the results of the Third-Party Appraisals—as the basis for negotiating the implied exchange ratio. The parties therefore made the Third-Party Appraisals available to their financial advisors, and PJT Partners believed that, as a result and in light of the fact that more recent appraisals were not available, it was appropriate to address the Third-Party Appraisals in its analysis and opinion. PJT Partners based its conclusion as to the fairness of the merger consideration, however, on a wide range of factors, analyses and sources of information. This included, among other things, fleet valuations provided by Vesselsvalue.com as of, and using a 30-day average ending, May 19, 2017, the last trading day before PJT rendered its fairness opinion.

By contrast, the Third-Party Appraisals were as of December 31, 2016 and were not updated to reflect changes in the market for product tanker vessels. The NPTI transaction committee and the NPTI board of directors considered (among other items) the Company’s and NPTI’s then-current net asset values when evaluating the proposed transactions on May 22 and May 23, 2017. But the historical values included in the Third-Party Appraisals, although relevant to the negotiations over the exchange ratio, were not material to the NPTI transaction committee’s decision to recommend, and the NPTI board of directors’ approval of, the proposed transactions almost 5 months after the date of the appraised values.

Securities and Exchange Commission

July 18, 2017

The Company has therefore revised the referenced disclosure to clarify that the Third-Party Appraisals were prepared in the ordinary course, without any physical inspection of the vessels or the vessels’ records, and that in approving the Merger, the NPTI transaction committee and the NPTI board of directors considered the then-current net asset values of each company (as opposed to current and historical values).

The Company supplementally advises the Staff that the estimates related to the Company’s chartered-in and chartered-out vessels (“Time Charter Estimates”) are also not materially related to the proposed transactions. PJT Partners used data derived from the Time Charter Estimates in lieu of information provided by the Company about its chartered-in and chartered-out net revenues to calculate the effect of the Company’s time-charter operations on its NAV and therefore referred to this data in its opinion. NPTI did not, however, commission or engage the third-party research firm to prepare a report, opinion or appraisal of the Company’s time charter operations, and the NPTI transaction committee and the NPTI board of directors did not review a document prepared by the third-party research firm containing the Time Charter Estimates or describing the third-party research firm’s preparation of the estimates. Further, the Company respectfully advises the Staff that the Time Charter Estimates were not specific to Scorpio Tankers, but instead were more general estimates for the charter-in and charter-out marketplace by type of vessel.

18.	Please provide your analysis as why you believe it was unnecessary to obtain a new fairness opinion following Scorpio’s public offering. In this regard, we note your disclosure on page 54 that “PJT Partners noted that the value of the merger consideration to be received by the NPTI shareholders would also be affected by the outcome of the Scorpio Tankers’ planned equity offering and that its financial analyses of the proposed merger consideration could not take into account the impact of the Scorpio Tankers’ planned equity offering because the terms of such offering were not determined or calculable.”

The Company respectfully advises the Staff that the NPTI transaction committee and NPTI board of directors obtained a fairness opinion from PJT Partners to assist them in considering whether to recommend and to approve the Merger with Scorpio Tankers. The NPTI transaction committee and NPTI board of directors made these decisions before the launch and pricing of Scorpio’s planned equity offering, and therefore PJT Partners’ fairness opinion was also as of a date prior to the equity offering.

The Company supplementally advises the Staff that the NPTI transaction committee and the NPTI board of directors considered a range of possible outcomes in their evaluation of the proposed Merger, including, among others, pricing of the equity offering at a discount to Scorpio Tankers’ closing price as of May 19, 2017. As described under the heading “The Merger—Background of the Merger” of the First Amended Registration Statement, NPTI received updates from Morgan Stanley, the underwriter for the equity offering, on the bookbuilding process as well as early indications that the equity offering was likely to be successfully completed around the time of announcement at a customary discount to the market price. The Company has revised its disclosure under the heading “The Merger—NPTI’s Reasons for the Merger; Recommendation of the NPTI Board of

Securities and Exchange Commission

July 18, 2017

Directors” of the First Amended Registration Statement to describe the range of possible outcomes considered by the NPTI transaction committee and NPTI board of directors.

The Company also supplementally advises the Staff that the expected discount based on the bookbuilding process was within the range considered by the NPTI transaction committee and the NPTI board of directors and that the final terms of the Scorpio Tankers equity offering, which priced on May 24, 2017 at an approximately 5% discount to Scorpio Tankers’ trading price on May 23, 2017, the last trading day before the announcement of the Merger, are within the same range of outcomes.

Effect on Navig8 Share Options, page 77

19.	Please revise to disclose an estimate of the Option Merger Consideration and an estimate of the Per Share Merger Consideration.

In response to the Staff’s comment, the Company has revised the referenced disclosure to include an estimate of the Option Merger Consideration payable to holders of Navig8 share options and an estimate of the Per Share Merger Consideration payable to holders of Navig8 restricted stock units. It is expected that holders of Navig8 share options will not be entitled to receive any Option Merger Consideration, and that such share options will be cancelled upon the closing of the Merger.

The Voting Agreement, page 91

20.	Please identify the parties to this agreement and include Schedule 1 to Annex B in Annex B.

In response to the Staff’s comment, the Company has revised the referenced disclosure to identify the parties to the Voting Agreement.

The Company further advises the Staff that many of the shareholders of Navig8 that are a party to the Voting Agreement are investment funds (collectively, the “Fund Parties” and each, a “Fund Party”) managed by an investment adviser that has investment discretion over the Navig8 common shares owned by such Fund Party. On July 18, 2017, the parties to the Voting Agreement amended Schedule 1 thereto to omit certain confidential details about each of the Fund Parties—namely email addresses, information about the nominee (if any) holding NPTI common shares on behalf of a Fund Party and the number of Navig8 common shares held by each Fund Party—while retaining share ownership information on an aggregate basis for each of the Fund Parties, which is listed next to the applicable investment adviser. The Company believes that the information removed from Schedule 1 is not material to investors in making an investment decision.

The Company has filed as Annex B to the First Amended Registration Statement, an amended version of the Voting Agreement, which includes Schedule 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 95

Note (3) Accounting for the Combination, page 99

21.	We note that your preliminary allocation of the purchase price has resulted in a bargain purchase gain. You state that this may be impacted by changes in the purchase price due to changes in your common stock price on the closing date. In this regard, please explain how you intend to reassess the fair value of assets acquired and liabilities assumed in accordance with paragraphs 34-36 of IFRS 3. Please also provide us with your analysis as to whether the cash paid of $42 2 million for the four NPTI Acquisition Vessels disclosed on page 105 should be part of the purchase price consideration.

Securities and Exchange Commission

July 18, 2017

The Company respectfully advises the staff that it intends to reassess the fair value of assets acquired and liabilities assumed in accordance with the principles set forth under IFRS 13, Fair Value Measurement. As of December 31, 2016, approximately 93% of NPTI’s total assets were comprised of vessels or vessels under construction. Upon closing, the carrying value of these assets will be adjusted to reflect management’s best estimates of fair value which will consider current market values obtained from at least two independent ship brokers. The remaining assets mostly include working capital type items and will be adjusted to their net realizable value, if necessary.

Furthermore, as of December 31, 2016, 99% of NPTI’s total liabilities consisted of secured indebtedness or obligations due under sale and leaseback arrangements. The fair value of such arrangements will be determined using the income approach, which will consider the future cash flows that a market participant would expect to receive from holding the liability as an asset. In applying this approach, the Company will make an estimate for the effective cost of financing that could be obtained by NPTI in the market at or near the closing date. This estimate will consider the terms of the Company’s recently executed credit facilities in addition to management’s assessment of prevailing market conditions for financing arrangements under similar terms, conditions and counterparty creditworthiness.

The fair value of NPTI’s preference shares will be determined by calculating their liquidation value as these shares will be settled at closing in accordance with terms of their agreement as a result of the change of control.

Should the above valuation exercise of NPTI’s assets, liabilities and preference shares result in a bargain purchase gain on the closing date, the Company shall reassess whether it has correctly identified all of the assets acquired or liabilities assumed and it will review the procedures used to measure such amounts.

With regard to the NPTI Acquisition Vessels, the Company’s original intentions were to acquire NPTI and its entire fleet of 27 vessels. Prior to signing the Merger Agreement, the Company and NPTI agreed that the Company would acquire the NPTI Acquisition Vessels in June prior to the closing of the Merger in order to provide NPTI with additional liquidity through the closing date of the Merger. In order to acquire the NPTI Acquisition Vessels, the Company paid $42.2 million in cash, which was the agreed upon value of the vessels of $156.0 million in aggregate less the debt that was assumed of $113.8 million (including accrued interest). Since the transferred funds of $42.2 million will form part of the balance sheet that the Company will acquire when the Merger closes, any cash remaining on the balance sheet from such transfer will be part of the purchase price allocation. Given this context, the Company considers that the cash paid for these vessels is included within the merger consideration of 55 million common shares, and therefore accounted for the impact of the NPTI Acquisition Vessels as a separate transaction, with offsetting effects on the net assets of the combined company, within the pro forma financial information.

In response to the Staff’s comment, the Company has added additional disclosure to the footnotes of the pro forma financial information in the First Amended Registration Statement.

Securities and Exchange Commission

July 18, 2017

22.	Additionally, we note you have allocated an amount to an embedded derivative on redeemable preferred shares. Please explain your methodology for valuing this derivative, including the nature of the assumptions used in your valuation. Furthermore, please explain why this amount and an amount for redeemable preferred shares is included in the purchase price allocation when you indicate on page 107 that the preference shares will be redeemed by Navig8 upon completion of the merger and is eliminated in the pro forma balance sheet.

The embedded derivative on the redeemable preferred shares relates to the redemption option whereby NPTI has the right to redeem all, or a percentage of, the redeemable preferred shares for cash at a redemption price equal to the sum of the liquidation preference (which is $10.00 per preference share) and accrued dividends, multiplied by 1.20 (if the redemption is exercised prior to November 23, 2017 or 1.10 if the redemption is exercised between November 24, 2017 and November 23, 2018 or 1.00 thereafter). Upon a change of control, NPTI must offer to repurchase all of the preference shares at the aforementioned redemption price.

Accordingly, given the purchase obligation that is triggered upon a change of control, this instrument qualifies as an embedded derivative liability, with the value of such liability largely determined based on the estimated probability of a change of control. The Company has therefore assumed that this probability is 100% for purposes of the pro forma financial information and valued the embedded derivative liability at the full amount of its settlement value of $6.4 million. In arriving at this valuation, the Company assumed that dividends would accrue through June 30, 2017, which calculation resulted in $2.1 million of accrued dividends as of that date. Given this assumption, the calculation of the value of the embedded derivative is as follows (in thousands of USD):

Face value of preference shares	30,000
Accumulated dividends through June 30, 2017	2,128

Pro forma preference share liability	32,128	a
Redemption premium factor	1.20	b
Total amount due upon a change of control	38,553	a * b = c

Amount attributed to embedded derivative	6,426	c - a

According to the terms of the Merger Agreement, upon closing, each redeemable preferred share will be converted into the right to receive the Per Share Redemption Consideration, which is defined as the amount of cash equal to the price per share payable in order to redeem an issued and outstanding share of NPTI’s redeemable preferred shares on the Closing Date. As such, the aggregate Per Share Redemption Consideration will represent a liability of NPTI at the closing date and has therefore been classified accordingly within the purchase price allocation. This liability has been eliminated on a pro forma basis as it is expected to be settled by the Company on the closing date in accordance with the terms of the Merger Agreement.

Securities and Exchange Commission

July 18, 2017

In response to the Staff’s comment, the Company has added additional disclosure and clarifying language to the footnotes of the pro forma financial information in the First Amended Registration Statement. This additional disclosure updates the amount attributed to the embedded derivative to $6.6 million by assuming that dividends accrue through August 31, 2017.

Beneficial Ownership of Navig8, page 154

23.	Please identify the natural persons who exercise voting and dispositive power over the shares held by entities listed in the table.

The Company has revised the referenced section to identify the natural persons who exercise voting and dispositive power over the shares held by Navig8 Ltd.

The Company respectfully advises the Staff that it has not identified the natural persons who exercise voting and dispositive power over the shares held by the other entities listed in the table. Disclosure of the natural persons holding voting and/or dispositive power over the shares held by NPTI’s shareholders is not required by Item 403 of Regulation S-K unless such information is known to the Company. Instruction 3 to Item 403 states that the Company is entitled to rely on information contained in statements filed pursuant to Section 13(d) or 13(g) of the Exchange Act; however, the Navig8 common shares are not registered with the Commission and, accordingly, there are no such statements with respect to the Navig8 common shares or NPTI. In addition, NPTI has not supplied this information to the Company.

Because certain members of NPTI’s management are also the principals of Navig8 Ltd, such individuals have actual knowledge of the contracts and arrangements with respect to voting and/or dispositive power of the shares of Navig8 common stock beneficially owned Navig8 Ltd. The Company obtained this information from NPTI. NPTI notified the Company that it is not aware of the contracts or arrangements with respect to voting and/or dispositive power of the Navig8 common shares held by its other shareholders, however, because those entities do not share a management team with NPTI. Accordingly, the Company and NPTI are unable to identify the natural persons who exercise voting and dispositive power over the shares held by the other entities listed in the table.

Dissenters’ Rights, page 166

24.	We note your disclosure on page 166 that “[t]he following discussion is not a full summary of the law pertaining to dissenters’ rights under the BCA.” Please revise your disclosure to outline briefly the rights of dissenters and clarify that your summary describes the statutory procedures required to be followed by dissenting security holders in order to perfect such rights.

The Company advises the Staff that it believes that the disclosure under the heading “Dissenters’ Rights” provides a comprehensive summary of the rights of dissenters under the BCA. Accordingly, in response to the Staff’s comment, the Company has clarified in the First Amended Registration Statement that the disclosure “is intended as a summary of the material provisions of the BCA statutory procedures that a shareholder entitled to dissenters’ rights must follow in order to dissent from the merger and perfect its dissenters’ rights.”

Securities and Exchange Commission

July 18, 2017

Material United States Federal Income Tax Consequences of the Merger, page 169

25.	Please revise your disclosure to clarify that it addresses the material U.S. federal income tax consequences as opposed to “certain” material U.S. federal income tax consequences.

In response to the Staff’s comment, the Company has revised the referenced disclosure to remove the word “certain.”

Exhibit 99.1

26.	Please mark your preliminary proxy card as a “preliminary copy” in accordance with Rule 14a-6(e)(1) of Regulation 14A.

In response to the Staff’s comment, the preliminary proxy card has been marked as a “preliminary copy.”

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1274, Edward S. Horton, Esq. at (212) 574-1265 or Filana R. Silberberg, Esq. at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL, LLP

By:	/s/ Keith J. Billotti
Keith J. Billotti, Esq.